UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Protea Biosciences Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Stanley Hostler

955 Hartman Run Road

Morgantown, WV 26507

(304) 292-2226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stanley Hostler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 5,539,594 (1)

	8.	Shared Voting Power 3,854,627 (2)

	9.	Sole Dispositive Power 5,539,594 (1)

	10.	Shared Dispositive Power 3,854,627 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,394,221 (1) and (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 13.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 3,454,390 shares of common stock and warrants to purchase 2,085,204 shares of common stock owned of record by the Reporting Person.

(2)	Includes 2,481,659 shares of common stock and warrants to purchase 1,113,422 shares of common stock owned of record by the Reporting Person’s wife, Virginia Child. Also includes 148,312 shares of common stock and warrants to purchase 111,234 shares of common stock jointly owned of record by Reporting Person and Reporting Person’s wife, Virginia Child.
(3)	Based on 65,442,735 shares of common stock of the Issuer issued and outstanding as of February 10, 2014.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of Protea Biosciences Group, Inc., whose principal executive offices is located at 955 Hartman Run Road, Morgantown, WV 26507 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Stanley Hostler (the “Reporting Person”).

(b) The business address of the Reporting Person is 955 Hartman Run Road, Morgantown, WV 26507.

(c) The Reporting Person is the Vice President, Secretary and a director of the Issuer. The Issuer is a biotechnology company engaged in developing and commercializing proprietary life science technologies, products and services that are used to recover and identify proteins in biological samples.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person is not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

On December 20, 2011 (the "December Issue Date"), Protea Biosciences Group, Inc. (the "Company"), issued a convertible promissory note (the "December Note") to Stanley Hostler, a director of the Company , in an aggregate principal amount equal to $250,000 (the "December Principal Amount"). The December Note accrues simple interest at a rate of 10% per annum and is due and payable on the earlier to occur of (i) the date that is 180 days from the Issue Date, or (ii) when declared due and payable by the holder upon the occurrence of an event of default. At the option of the holder, each $2.00 of outstanding Principal Amount and accrued unpaid interest is convertible into one share of common stock of the Company, at any time after the December Issue Date.

On December 27, 2011 (the “December Closing Date”), in connection with the Private Placement Offering (the “Offering”) of up to $10,000,000 (the “December Offering Amount”) in units (the “December Units”), each December Unit consisting of 50,000 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”) and a warrant (the “ December Warrant”) to purchase 25,000 shares of Common Stock at an exercise price of $2.25 per share, the Company issued an aggregate of 50,000 shares of Common Stock and December Warrants to purchase an aggregate of 25,000 shares of Common Stock to Virginia Child, the wife of Stanley Hostler.

On March 1, 2012 (the “March Closing Date”), in connection with the Private Placement Offering (the “March Offering”) of up to 100 Units (the “March Units”), each March Unit consisting of 50,000 shares of common stock par value $0.0001 per share (the “Common Stock”) and warrants to purchase 25,000 shares of Common Stock (the “March Warrants”), the Company issued an aggregate of 1,034,616 shares of Common Stock to Stanley Hostler, a director of the Company, and Virginia Child, the wife of Stanley Hostler.

On April 16, 2012 (the “April Issue Date”), Protea Biosciences Group, Inc. (the "Company"), issued a Convertible Promissory Note ("April Note") in an aggregate principal amount equal to $240,000 (the "April Principal Amount") to Stanley Hostler, a director of the Company and Virginia Child, the wife of Stanley Hostler. The April Note accrues simple interest at a rate of 10% per annum and is due and payable on the earlier to occur of (i) the date that is 90 days from the April Issue Date, or (ii) when declared due and payable by the holder upon the occurrence of an event of default.

The occurrence of any one of the following events will be deemed an event of default: (1) the failure of the Company to pay the principal balance or accrued interest on the April Note when due; (2) the consent or institution by or against the Company of bankruptcy or insolvency proceedings or the filing, or consent by the Company for the filing of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act, or any other applicable federal or state law, or the appointment of a receiver, liquidator, assignee, trustee or other similar official of the Company, or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the taking of corporate action by the Company in furtherance of any such action; or (3) if the commencement of an action against the Company seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief has not been resolved in favor of the Company or the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, shall not have been vacated within 60 days.

At the option of the holder, each $2.00 of outstanding April Principal Amount and accrued unpaid interest is convertible into one share of common stock of the Company, at any time after the April Issue Date.

On July 27, 2012 (the “July Closing Date”), in connection with the Private Placement Offering (the “July Offering”) of up to 60 Units (the “July Units”), each July Unit consisting of 50,000 shares of common stock par value $0.0001 per share (the “Common Stock”) and a warrant to purchase 25,000 shares of Common Stock (the “July Warrants”), the Company issued an aggregate of 75,000 shares of Common Stock and July Warrants to purchase an aggregate of 37,500 shares of Common Stock  to Stanley Hostler, a director of the Company, and Virginia Child, the wife of Stanley Hostler.

On September 25, 2012 (the “September Issue Date”) the Company issued a Convertible Promissory Note (the “September Note") to Stanley Hostler, a director of the Company and Virginia Child, the wife of Stanley Hostler, in an aggregate principal amount equal to $288,216 (the "September Principal Amount"). The September Note accrues simple interest at 10% per annum and is convertible on the same terms as the April Note. The September Note matures 60 days from the date of issuance.

On November 30, 2012 (the “November Issue Date”) the Company issued a Convertible Promissory Note (the “November Note") to Stanley Hostler, a director of the Company and Virginia Child, the wife of Stanley Hostler, in an aggregate principal amount equal to $600,000 (the "November Principal Amount"). The November Note accrues simple interest at a rate of 10% per annum and is due and payable on the earlier to occur of (i) January 20, 2013, or (ii) when declared due and payable by the holder upon the occurrence of an event of default. The events of default are on the same terms as the April Note. At the option of the Holder, each $2.00 of outstanding principal and accrued unpaid interest is convertible into one share of common stock of the Company at any time after the November Issue Date.

On April 12, 2013, the Company trasnferred common stock to to Mr. Hostler and his wife, Virginia Child, formerly held by each via Grantor Retained Annuity Trusts.

On July 23, 2013 (the “July Conversion Date”), in accordance with the terms and conditions of a Conversion Agreement dated as of June 30, 2013 between the Company and Stanley Hostler, a director of the Company and Virginia Child, the wife of Stanley Hostler (the “Conversion Agreements”), $1,517,573 in principal and accrued unpaid interest was converted into 3,035,146 shares of common stock of the Company issued at a rate of $0.50 per share. In addition, pursuant to the terms of the Conversion Agreements the Company issued a 5-year warrant to each of the note holders to purchase 75% of the number of shares into which the notes were convertible at an exercise price of $1.10 per share.

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 9,394,221 shares of Common Stock (the “Securities”), representing 13.7% of the outstanding shares of Common Stock of the Issuer (based upon 65,442,735 shares of Common Stock issued and outstanding as of February 10, 2014).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of 5,539,594 shares of the Common Stock of the Issuer and the shared right to vote and dispose, or direct the disposition of 3,854,627 shares of the Common Stock of the Issuer.

(c) Other than the transactions reported herein, the Reporting Person did not effect any transactions in the Issuer’s Common Stock during the 60 days prior to the date of this report.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on December 28, 2011; Exhibits 4.1 and 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on March 6, 2012; Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on April 20, 2012; Exhibits 10.2, 10.5 and 10.6 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on July 16, 2012; Exhibits 10.1 and 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on October 4, 2012; Exhibits 10.1, 10.2, 10.5 and 10.8 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on December 6, 2012; Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on July 23, 2013; and Exhibits 10.1 and 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on October 30, 2013 are incorporated herein by this reference.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014

/s/ Stanley Hostler
Stanley Hostler